3

08002499

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great Quest Metals

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 15 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03116 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : 5/13/08

2007

GREAT QUEST METALS LTD.

ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 689-2882 Facsimile: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

2007

GREAT QUEST
METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

Fiscal Year 2007 was for Great Quest Metals Ltd. the most active year in its history. The Company completed a 5,712 metre (m) drill program on its Kenieba gold concession in Mali, West Africa which led to an increase in the mineral resource on the Djambaye 2 gold zone from 133,882 to 324,000 ounces.

On the Taseko property in British Columbia, Canada, Great Quest completed a 1,421 m drill program which was preparatory for a much larger program planned for 2008. The main objective of the 2007 program was to determine the trend of molybdenum mineralization in the Granite Creek zone where Hole 91-48 intersected 133 m of 0.029% Mo, intersected in 1991. Four targets have been defined for the 2008 program.

In 2007, the Company raised $1,497,825 through non-flow-through private placements, $1,704,100 through flow-through private placements and $90,113 through the exercise of warrants and options for a total of $3,292,038.

Kenieba Concession

The principle goal of drilling on the 32 sq km Kenieba concession was to increase the mineral resource on the Djambaye 2 zone. The NI 43-101, inferred mineral resource, as calculated by Carl G. Verley (P. Geo.) and announced January 28, 2008, was increased from 133,882 to 324,000 ounces. This equates to 2,574,000 tonnes of 3.92 grams per tonne or 10.08 tonnes of gold.

The Djambaye 2 zone actually consists of two separate zones, Djambaye 2-A and 2-B. Djambaye 2-B is parallel to and west of Djambaye 2-A by 10 to 20 m. The mineral resource on the Djambaye 2-A was calculated over a length of 1,850 m. The mineral resource on the Djambaye 2-B zone occurs in two sections. The first is a 340 m length along the northern limit of drilling, and the second, 400 m in length, is near the southern limit of drilling. The depth of the calculated mineral resource ranges from 100 to 150 m, depending on the depth of drilling. The Djambaye 2-A zone averages 2.98 m in thickness, whereas the Djambaye 2-B averages 2.24 m. Djambaye 2-A contributed 279,400 ounces of gold to the mineral resource, and Djambaye 2-B contributed 44,600 ounces of gold. The Djambaye 2 zone has been traced for 4,000 m on the surface and is open in both directions and to depth.

The Tabakoto gold mine occurs 6 kilometres north of the border between the Company's Kenieba concession and the Tabakoto concession. Nevsun Resources suspended operations at the mine in September, 2007. Nevsun recently announced the sale of the mine along with the nearby Segala gold deposit to Avion Resources Ltd. of Toronto. Avion has announced plans to complete a thorough re-evaluation of its holdings and aims to reopen the Tabakoto mine in late 2009. This is viewed as a very positive development for the region and opens possibilities for strategic synergy between the companies as exploration and development proceed.

In February 2008, Great Quest added to its holdings in the area by acquiring the 8 sq km Comifa concession west of and adjacent to the Kenieba concession where several untested gold soil anomalies occur.

When funds are available, Great Quest plans to carry out a 4,500 m RAB drill program to test 3 to 4 wide areas where small pits have been dug to recover gold along the strike length of the Djambaye 2 zone. Following that program, and using information from the RAB drill program, the Company plans a diamond drill program along the Djambaye 2 zone to continue to define the mineral resource. The Company also plans to explore other prospective zones in the Kenieba and Comifa concessions.

Bourdala Concessions
Once the RAB drilling program has been completed on the Kenieba concession, Great Quest plans a RAB drill program on the Bourdala concession to test for a possible large tonnage, low grade gold deposit.

Taseko Property
In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The November 2007 program on the Taseko property was designed to establish the framework for the 2008 drill program. The most important aspect of the program was to define the trend of molybdenum mineralization intersected in 1991 north of the Empress deposit in the Granite Creek zone. Drill Hole, 91-49 intersected 133 m of 0.029% Mo. Three holes were drilled north of 91-49. One drill hole, 07-60, 70 m northwest of 91-49, intersected 75 m of 0.027% Mo. The host rock to the molybdenum has essentially no magnetite. A 2007 ground magnetic survey defined a large magnetic low east and southeast of the two drill holes. During the 2008 program, step-out holes will be drilled to the east and southeast to trace the molybdenum in this area.

There are 4 primary objectives of the 2008 Taseko drill program which is scheduled to begin in early July.

1. Define the extent of molybdenum mineralization on the Granite Creek zone.
2. Expand the mineral resource on the Empress deposit to the east.
3. Explore the high-grade copper mineralization just to the southwest of the Empress deposit.
4. Test the 2,400 m zone of Cu-Mo-Au soil anomalies occurring west of the Buzzer zone.

The Exploration Team
Planning for and supervision of the projects in Mali is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Planning for and supervision of the Taseko project in British Columbia is carried out by Ellen MacNeill, P. Geo. and Willis W. Osborne. Carl G. Verley and Ellen MacNeill are the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance
During the current fiscal year, the Company's assets increased by $3,023,053 to $6,660,586. This is mainly due to $2,073,479 spent on exploration costs and a $1,059,422 increase in cash and cash equivalents resulting from $3,292,038 in share capital issued for cash during the year. (During the fourth quarter, the Company's assets increased by $875,368).

Also, during the current fiscal year, the Company's working capital improved by $558,902 from a deficit of $64,110 at the end of fiscal 2006 to a surplus of $494,792 at the end of fiscal 2007. The improvement is mainly due to the issuance of share capital mentioned previously. However, the improvement is reduced by an increase in accounts payable and accrued liabilities of $583,542 from the end of fiscal 2006 to the end of fiscal 2007 to $670,112.

Overview of Performance (continued)
During the fourth quarter, the Company's working capital decreased by $37,334. The accounts payable is mainly comprised of amounts owing to drilling companies working on the Taseko property and Mali concessions.

The accounts payable is mainly comprised of amounts owing to drilling companies for work completed on the Taseko property and Mali concessions.

Results of Operations
The Company's operations consist of the exploration and development of mineral concessions in Mali, the exploration and development of a mineral property in British Columbia, the maintenance of a head office in Canada, and the maintenance of an exploration office in Mali. The net loss for fiscal 2007 was $1,138,449 or $0.06 per share compared to a net loss of $554,769 or $0.03 per share in fiscal 2006. This represents an increase in net loss of $583,680. The main reasons for the increase are an increase of $198,872 in stock-based compensation expense and the write-down of four mineral concessions totaling $272,978. The rest of the increase is the result of administrative and legal costs associated with the Taseko property. There was no exploration activity in Taseko in 2006. The increase in stock-based compensation is the result of issuing more stock options in the current year than the previous year, 865,000 options granted in 2007 versus 500,000 options granted in 2006. (The net loss for the fourth quarter was $410,247 or $0.07 per share. The main reason for the net loss is the $272,978 write-off of mineral properties which was not recorded until the fourth quarter.)

Liquidity and Capital Resources
During the current fiscal year the completed the following Private Placements:

a. The Company entered into an agreement with Macquarie Bank Limited (Macquarie) whereby Macquarie is granted a Right of First Offer (ROFO) to provide future project-construction debt finance and hedging facilities (as applicable) to bring the Kenieba Project into commercial production on terms acceptable to both Macquarie and Great Quest. In return for granting the ROFO, a Private Placement was completed with Macquarie consisting of 833,332 units at a price of $0.60 per unit for a total consideration of $500,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before March 8, 2008. All shares issued under this private placement were subject to a hold period and could not be traded until July 9, 2007
b. The Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. All shares issued under this private placement were subject to a hold period and could not be traded until August 4, 2007. The Company paid a finder's fee of $22,362 and agent's fees of 43,307 transferable agent's warrants with a fair value of $32,480. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008.
c. The Company completed a flow-through financing of 450,000 units at $0.75 per unit for total proceeds of $337,500 with the Cordilleran I 2007 Partnership and five other investors. Each unit consists of one flow-through share and one half of a transferable share purchase warrant.

Liquidity and Capital Resources (continued)

Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.80 until July 20, 2008. The four-month hold period on the shares expired on November 21, 2007. A finder's fee of $30,000 cash and agent's fee of 40,000 transferable agent's warrants with a fair value of $6,972 was paid. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before July 20, 2008.

The warrants attached to these units are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

d. The Company completed a non-brokered private placement with the MineralFields Group of 860,000 flow-through units at $0.70 per unit for proceeds of $602,000 and 230,385 non flow-through units at $0.65 per unit for proceeds of $149,750. Each unit consists of one share and one half of a non flow-through share purchase warrant for a total of 545,192 warrants. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share until August 13, 2008. All shares issued under this private placement were subject to a four month hold period until December 14, 2007. A finder's fee comprised of $30,070 cash, 43,615 common shares with a fair value of $22,680 and compensation options to purchase 87,230 compensation units with a fair value of $16,924 was paid. Each compensation option is exercisable to acquire one compensation unit for a period of one year at a price of $0.65 per unit and consists of one share and one half of a one year compensation option warrant. Each full compensation option warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 13, 2008 for a total of 43,615 warrants.

e. In December the Company completed private placements in two tranches. The first tranche with the MineralFields Group consisted of 1,851,849 flow-through units priced at $0.27 per unit for proceeds of $500,000. Each flow-through unit consists of one common share and one-half of a one year, transferable share purchase warrant for a total of 925,925 warrants. Each full warrant entitles the holder to purchase one common share of the Company's capital stock at a price of $0.40 until December 19, 2008. MineralFields also purchased 1,190,476 non-flow-through units priced at $0.21 per unit for proceeds of $250,000. Each non-flow-through unit consists of one common share and one, two-year, transferable share purchase warrant for a total of 1,190,476 warrants. Each warrant entitles the holder to purchase one common share of the Company's capital stock at a price of $0.30 until December 19, 2008 and at a price of $0.40 from December 20, 2008 to December 19, 2009. A finder's fee comprised of $30,000 cash, 121,693 common shares with a fair value of $26,772 and compensation options to purchase 243,386 compensation units with a fair value of $18,576 was paid. Each compensation unit is exercisable for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each compensation unit warrant is exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for total of 243,386 warrants.

GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2007

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Liquidity and Capital Resources (continued)

The second tranche of the private placements consisted of 980,000 flow-through units priced at $0.27 per unit for proceeds of $264,600 and 737,500 non-flow-through units priced at $0.21 per unit for proceeds of $154,875 with the same terms as the first tranche except that the warrant expiry dates are December 18 instead of December 19. Finder's fees of $20,412 cash and 75,600 broker warrants with a fair value of $6,347 were paid on the second tranche of the flow-through financing with the warrants exercisable at a price of $0.27 until December 18, 2008 and finder's fees of $11,382 cash and 54,200 broker warrants with a fair value of $5,402 were paid on the second tranche of the non-flow-through financing with the warrants exercisable at $0.21 until December 18, 2008.

During the year, the Company issued 55,000 shares at a price of $0.30 per share for the exercise of options for a total consideration of $16,500 and issued 113,250 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $73,613.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)

Summary of Annual Results

Fiscal year 2007	Fiscal year 2006	Fiscal year 2005
$ 15,783	$ 7,223	$ 1,137
$1,138,449	$ 554,769	$ 267,981
$ (0.06)	$ (0.03)	$ (0.02)
$6,660,586	$3,637,533	$2,584,468

Related Party Transactions

During the fiscal year 2007, the Company paid management fees totalling $32,300 (2006 - $24,000) to a corporation related to the Company by the CEO of the Company, management fees totalling $23,250 (2006 - $Nil) to a corporation related to the Company by the CFO of the Company, geological fees totalling $24,716 (2006 - $24,952) to a Director of the Company, and accounting fees totaling $6,606 (2006 - $3,756) and consulting fees totaling $14,569 (2006 - $12,863) to the Secretary of the Company.

Investor Relations

During 2007, the Company continued its investor program and participated in investor conferences. In early 2008 the Company participated in the Vancouver Investment Conference in January and the Prospectors Developers Conference in Toronto, in March. Great Quest is planning a more active investor program in the second half of 2008.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: April 28, 2008

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

Great Quest Metals Ltd.

Consolidated Financial Statements

December 31, 2007

Page

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

mackay.ca

Auditors' Report

To the Shareholders of
Great Quest Metals Ltd.

We have audited the consolidated balance sheets of Great Quest Metals Ltd. as at December 31, 2007 and 2006, the consolidated statements of operations and deficit, cash flows, and deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MacKay LLP
Chartered Accountants

Vancouver, Canada.
April 22, 2008

Great Quest Metals Ltd.

Consolidated Balance Sheets

December 31,	2007	2006
Assets		
Current		
Cash	$ 190,079	$ 37,835
Term deposits (note 4)	907,178	-
Goods and services tax recoverable	70,886	2,626
Prepaid expenses	19,868	4,834
	1,188,011	45,295
Due from related party (note 5)	428	26,741
Due from African Metals Corporation (note 5)	29,797	9,524
Automobile, equipment and furniture (note 6)	8,378	11,968
Mineral properties, including deferred costs (note 7)	5,425,558	3,535,591
Deposits	8,414	8,414
	$ 6,660,586	$ 3,637,533
Liabilities		
Current		
Accounts payable and accrued liabilities (note 8)	$ 670,112	$ 86,570
Due to related parties (note 9)	23,107	22,835
	693,219	109,405
Share Capital and Deficit		
Share capital (note 10)	10,164,160	7,130,161
Contributed surplus (note 10)	1,011,531	467,842
Deficit	(5,208,324)	(4,069,875)
	5,967,367	3,528,128
	$ 6,660,586	$ 3,637,533

Commitments (notes 7 and 16)

Subsequent event (note 15)

Approved by the Directors:

William W. O[illegible] Director

[illegible] Director

Great Quest Metals Ltd.

Consolidated Statements of Operations and Deficit

For the year ended December 31,	2007	2006
Expenses		
Accounting and audit	$ 60,065	$ 38,380
Amortization	552	789
Bank charges	1,065	532
Consulting	14,569	12,862
Investor relations	46,000	57,800
Legal	40,052	17,596
Loss on write-off of mineral properties (note 7)	272,978	11,234
Management fees	55,550	24,000
Office and general	59,873	39,442
Promotion, travel and shareholder relations	78,278	53,133
Rent	20,604	16,016
Securities and brokerage fees	40,035	24,384
Stock-based compensation (note 9)	456,988	258,116
Telephone and communication	7,623	7,708
	1,154,232	561,992
Interest and miscellaneous income	(15,783)	(7,223)
Net loss and comprehensive loss for the year	1,138,449	554,769
Deficit, beginning of year	4,069,875	3,515,106
Deficit, end of year	$ 5,208,324	$ 4,069,875
Basic and diluted loss per share	$ (0.06)	$ (0.03)
Weighted average common shares outstanding	20,629,528	18,134,855

Great Quest Metals Ltd.

Consolidated Statements of Cash Flows

For the year ended December 31,	2007	2006
Operating activities		
Net loss for the year	$ (1,138,449)	$ (554,769)
Adjustments:		
Amortization	552	789
Loss on write-off of mineral properties	272,978	11,234
Stock-based compensation	456,988	258,116
	(407,931)	(284,630)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(68,260)	(327)
Prepaid expenses	(15,034)	(3,472)
Accounts payable and accrued liabilities	12,655	(2,661)
	(478,570)	(291,093)
Financing activities		
Due to related parties	272	(63,001)
Issue of share capital for cash	3,292,038	1,375,497
Share issue costs	(171,338)	-
	3,120,972	1,312,496
Investing activities		
Due from African Metals Corporation	(20,273)	(9,524)
Due from related party	26,313	(26,741)
Acquisition costs of mineral properties	(86,426)	(160,351)
Deferred exploration and development costs, net of amortization	(2,073,479)	(826,838)
Accounts payable and accrued liabilities	570,887	41,677
	(1,582,980)	(981,777)
Increase in cash and cash equivalents	1,059,422	39,626
Cash and cash equivalents (bank indebtedness), beginning of year	37,835	(1,791)
Cash and cash equivalents, end of year	$ 1,097,257	$ 37,835
Cash is comprised of:		
Cash	$ 190,079	$ 37,835
Term deposits	907,178	-
	$ 1,097,257	$ 37,835

Supplemental cash flow information (note 14)

Consolidated Statements of Deferred Exploration Costs

For the year ended December 31,	Mali	Canada	2007 Total	2006 Total (Mali)
Exploration costs				
Amortization	$ 3,038	$ -	$ 3,038	$ 4,341
Drilling, reclamation and assays	1,016,872	925,115	1,941,987	705,849
Exploration surveys	32,692	91,265	123,957	111,129
Office, consulting and travel	3,563	3,972	7,535	9,860
Total costs incurred during the year	1,056,165	1,020,352	2,076,517	831,179
Balance, beginning of year	2,351,858	-	2,351,858	1,520,679
	3,408,023	1,020,352	4,428,375	2,351,858
Less write-off of exploration costs	(136,590)	-	(136,590)	-
Balance, end of year	$ 3,271,433	$ 1,020,352	$ 4,4291,785	$ 2,351,858

1. Nature of Business and Operations

Great Quest Metals Ltd. (the "Company") a development stage company, was incorporated under the British Columbia Business Corporations Act. Its principal business activities are the exploration and development of mineral properties located in Canada and Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its abilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2007	$ 5,208,324	$ 494,792
December 31, 2006	$ 4,069,875	$ (64,110)

2. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on an annual basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

The Company records minerals exploration tax credits on an accrual basis.

2. **Significant Accounting Policies** (continued)

b) Share capital – flow-through shares

The Company provides certain share subscribers with a flow-through component for tax benefits available on qualifying Canadian exploration expenditures. Upon renunciation to the shareholders, the Company reduces share capital and records a future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient deductible temporary differences available to offset the future income tax liability created from renouncing qualifying expenditures, the realization of the deductible temporary differences will be shown as a recovery in operations in the period of renunciation.

c) Asset retirement obligations

Asset retirement obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

d) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and all highly liquid investments. The Company minimizes its credit risk by investing in cash equivalents with major international banks and financial institutions. Management believes that no concentration of credit risks exist with respect to investment with its cash and cash equivalents. As at December 31, 2007, cash equivalents consists of cash and term deposits.

e) Automobile, equipment and furniture

Automobile, equipment and furniture are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at 30% per annum.

In the year of acquisition, amortization is recorded at one-half the normal rate.

f) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 10.

All stock-based awards are measured and recognized using the fair-value method as determined using the Black-scholes option valuation model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation expense is reflected in the statement of operations over the vesting period.

2. **Significant Accounting Policies (continued)**

g) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

h) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

i) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which the transaction occurred.

j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates includes the determination of impairment of resource property interests, stock-based compensation and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

k) Share issue costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

2. **Significant Accounting Policies (continued)**

l) Financial Instruments

As of January 1, 2007 the Company applied on a prospective basis the new recommendations of the Canadian Institute of Chartered Accountants regarding the recognition, measurement and presentation of financial instruments following the release of Sections 1530, -Comprehensive income, -3855, -Financial instruments – recognition and measurement, -3861, -Financial instruments – disclosure and presentation.

i) Financial assets and financial liabilities held for trading

Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income for the period in which they arise.

ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the year.

iv) Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

Financial Instrument Risks

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities, or significant credit risk, as receivables are due from governments. The Company has foreign currency transactions but is not exposed to significant foreign exchange risk. The Company believes it has no liquidity concerns given its current cash reserves. As financial instrument risks are considered minimal the Company has not adopted any formal risk management policies.

2. **Significant Accounting Policies (continued)**

m) Accounting Changes

Effective January 1, 2007, the Company implemented the new CICA Handbook Section 1506 "accounting changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of change in accounting policies, estimates and error on the financial statements.

These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued that the company has not adopted because they are not yet in effect.

The impact the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes.

New Accounting Standards Not Yet Adopted

Section 1400, *General Standards of Financial Statement Presentation*

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The mandatory effective date is for annual and interim financial statements for years beginning on or after January 1, 2008. This new requirement will be adopted by the Company effective January 1, 2008. The adoption of this section will not have an impact on the financial statements.

Capital Disclosures

In December 2006, the CICA issued Handbook section 1535 "Capital disclosures" which is effective for years beginning on or after October 1, 2007. The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This new section relates to disclosures and will not have an impact on the Company's financial results and will be adopted January 1, 2008.

Financial Instruments

Section 3862, *Financial Instruments Disclosures*
Section 3863, *Financial Instruments Presentation*

These sections replace Section 3861, *Financial Instruments Disclosure and Presentation*, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. The effect of adopting these sections has not been determined.

2. **Significant Accounting Policies** (continued)

m) **Accounting Changes** (continued)

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The impact of the transition to IFRS on the Company's financial statements has not yet been determined.

3. **Principles of Consolidation**

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percent of Ownership
Great Quest Barbados	Barbados	100%
Great Quest Mali S.A.	Mali	99.7%

4. **Term deposits**

The following non-transferable TD Canada Trust Term deposits have been classified as financial assets held for trading and are accounted for at fair value.

	2007	2006
Cashable Term deposit due August 20, 2008, at cost plus accrued interest at 3.8% per annum	$ 122,239	$ -
Cashable Term deposit due December 22, 2008, at cost plus accrued interest at 3.8% per annum	764,875	-
Cashable Guaranteed Investment Certificate due October 1, 2008, at cost plus accrued interest at 3.75% per annum	26,064	-
	$ 907,178	$ -

5. **Due from related parties**

Amounts due from a Director and an employee do not bear interest, are unsecured, and have no fixed payment terms, accordingly fair value cannot be readily determined.

Amounts due from African Metals Corporation, a corporation previously related by common directors, does not bear interest, is unsecured, and has no fixed payment terms, accordingly fair value cannot be readily determined.

Great Quest Metals Ltd.

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

6. **Automobile, equipment and furniture**

2007	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 37,906	$ 3,863
Equipment	20,722	16,359	4,363
Furniture	2,347	2,195	152
	$ 64,838	$ 56,460	$ 8,378

2006	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 36,251	$ 5,518
Equipment	20,722	14,489	6,233
Furniture	2,347	2,130	217
	$ 64,838	$ 52,870	$ 11,968

7. **Mineral Properties and Deferred Costs**

2007	Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a) Mali Properties	$ 1,270,160	$ 3,408,023	$ (272,978)	$ 4,405,205
b) Taseko Property	1	1,020,352	-	1,020,353
	$ 1,270,161	$ 4,428,375	$ (272,978)	$ 5,425,558

2006	Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a) Mali Properties	$ 1,194,966	$ 2,351,858	$ (11,234)	$ 3,535,590
b) Taseko Property	1	-	-	1
	$ 1,194,967	$ 2,351,858	$ (11,234)	$ 3,535,591

7. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties**

i. **Bourdala Concessions:**

During the years 1998 to 2005, the Company entered into Option Agreements and amended Option Agreements to acquire a 95% interest in nine mineral concessions and a 100% interest in four mineral concessions located in the Bourdala area of Western Mali. All of the agreements are subject to a 1% net smelter returns royalty ("NSR"). Total consideration paid to December 31, 2006 amounted to $904,291.

During the years 2001 to 2004, the Company abandoned three of the concessions, and accordingly, a total of $26,593 was written-off to operations.

During 2006, the Company paid a total of 58,500,000 FCFA (approximately $128,982) in accordance with the terms of the amended agreements on the ten concessions.

During 2007, the Company paid a total of 27,400,000 FCFA (approximately $65,085) in accordance with the amended agreements on the ten concessions. Also during 2007, the Company abandoned two of the concessions, and accordingly total capitalized costs of $166,590 were written-off to operations.

A summary of the total remaining payments required under eight of the option agreements on the Bourdala concessions are as follows:

	Amount	CDN$
2007 (in arrears) [1]	34,000,000 FCFA	$ 73,580
2008	21,000,000 FCFA	45,450
2009	21,000,000 FCFA	45,450
2010	10,000,000 FCFA	21,650
2011	8,000,000 FCFA	17,300
	94,000,000 FCFA	$ 203,430

[1] subsequently paid.

ii. **Filimana Area Concessions:**

During 1998 and 1999, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River and Winza concessions located in the Filimana region of the Southwestern Mali. Total consideration paid to December 31, 2006 amounted to $104,408.

During 2004, management of the Company resolved to abandon the Winza concession and accordingly a total of $47,892 was written-off to operations in 2004. During 2006, management of the Company resolved to write-off the remaining payments related to the Winza concession and accordingly a total of $11,234 was written-off to operations in 2006.

In addition, during 2004, the value of the Baoule River concessions was written-down to a nominal value. Accordingly, total capitalized costs of $36,846 were written-off to operations in 2004.

7. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties**

ii. **Filimana Area Concessions (continued):**

During 2007, the Company entered into an Amended Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Filimana Sud Est concession located in the Filimana region of the Southwestern Mali. Also during 2007, the Company made a payment of 500,000 FCFA (approximately $1,177) on signing of the provisional contract. The Company also prepaid 1,000,000 FCFA (approximately $2,366) on the Option Agreement. The amount is included in prepaid expenses. The Company is still waiting for receipt of the signed copy of the Convention d'Etablissement ("CE").

A summary of the total remaining payments required under the amended option agreement on the Filimana region is as follows:

	Amount	CDN$
On receipt of the signed copy of the CE	2,000,000 FCFA	$ 4,350
On receipt of Arette de la Miniere ("AM")	2,000,000 FCFA	4,350
Six months from granting of AM	4,000,000 FCFA	8,650
One year from granting of AM	4,000,000 FCFA	8,650
Eighteen months from granting of AM	4,250,000 FCFA	9,200
Two years from granting of AM	5,000,000 FCFA	10,800
Thirty months from granting of AM	5,000,000 FCFA	10,800
Three years from granting of AM	5,000,000 FCFA	10,800
Forty-two months from granting of AM	5,000,000 FCFA	10,800
Four years from granting of AM	5,000,000 FCFA	10,800
	41,250,000 FCFA	$ 89,200

iii. **Baroya Concession:**

By an Option Agreement dated January 12, 2001 the Company may acquire a 95% interest in the Baroya Concession in western Mali. Total consideration paid to December 31, 2006 amounted to $139,580. During 2007, the Company paid an additional 3,400,000 FCFA (approximately $8,188).

A summary of the total remaining payment required under the option agreement on the Baroya concession is as follows:

	Amount	CDN$
2007 (in arrears)	6,700,000 FCFA	$ 14,500

iv. **Kenieba Concession:**

During 2001, the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in western Mali. Total consideration paid to December 31, 2005 amounted to $120,090.

As of December 31, 2005, all of the terms of the agreement have been met and there are no payments remaining under the option agreement on the Kenieba concession.

7. Mineral Properties and Deferred Costs (continued)

a) Mali Properties

v. Sepola Concession:

By an Option Agreement dated September 5, 2004, the Company may acquire a 95% interest in the Sepola concession in western Mali. Total consideration paid to December 13, 2005 amounted to $12,171.

During 2006, no payments were made.

During 2007, the Company abandoned this concession, and accordingly, a total of $27,986 was written-off to operations.

vi. Manankoto Concession:

By an Option Agreement dated November 30, 2004 the Company may acquire a 95% interest in the Manankoto concession in western Mali. Total consideration paid towards the Option Agreement to December 31, 2006 amounted to $25,755.

During 2007, the Company paid 5,000,000 FCFA (approximately $11,980) towards the Option Agreement. Subsequent to this payment, the Company abandoned this concession, and accordingly, a total of $78,402 was written-off to operations.

b) Canada - Taseko Property

Pursuant to an Option Agreement dated March 28, 1989, with Moydow Mines International Inc. and African Metals Corporation ("AFR"), the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for $1.5 million.

During 2004, the value of the project was written-down to a nominal value to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years. Accordingly, total capitalized costs of $620,011 were written down in 2004.

During 2007, the Company applied and received a permit to drill on the Taseko property, and undertook a drilling program on the property.

8. Accounts Payable and Accrued Liabilities

Included in accounts payable and accrued liabilities are amounts totaling $631,996 (2006 - $61,109) related to exploration expenditures. To April 22, 2008 $368,338 of the outstanding balance of exploration expenditures was paid.

9. Due to related parties

Amounts due to the President of the Company and corporations controlled by common Directors do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

10. Share Capital

The authorized share capital of the Company is unlimited common shares without par value.

The Company has issued shares of its capital stock as follows:

	2007		2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	18,834,147	$ 7,130,161	16,341,897	$ 5,751,036
Issued during the year for:				
Cash	8,040,459	3,292,038	2,492,250	1,375,497
Agents commission	165,308	49,452	-	-
Share issue costs				
cash	-	(144,226)	-	-
agents units/warrants	-	(86,701)	-	-
shares	-	(49,452)	-	-
legal fees	-	(27,112)	-	-
Contributed surplus allocated	-	-	-	3,628
Balance, end of year	27,039,914	$ 10,164,160	18,834,147	$ 7,130,161

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2007

a. The Company entered into an agreement with Macquarie Bank Limited (Macquarie) whereby Macquarie is granted a Right of First Offer (ROFO) to provide future project-construction debt finance and hedging facilities (as applicable) to bring the Kenieba Project into commercial production on terms acceptable to both Macquarie and Great Quest. In return for granting the ROFO, a Private Placement was completed with Macquarie consisting of 833,332 units at a price of $0.60 per unit for a total consideration of $500,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before March 8, 2008.

b. The Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. The Company paid a finder's fee of $22,362 and agent's fees of 43,307 transferable agent's warrants with a fair value of $32,480. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008.

c. The Company completed a flow-through financing of 450,000 units at $0.75 per unit for total proceeds of $337,500 with the Cordilleran I 2007 Partnership and five other investors. Each unit consists of one flow-through share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.80 until July 20, 2008. A finder's fee of $30,000 cash, legal fees of $9,368 and agent's fee of 40,000 transferable agent's warrants with a fair value of $6,972 was paid. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before July 20, 2008. The warrants attached to these units are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the

10. **Share Capital** (continued)

TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

d. The Company completed a non-brokered private placement with the MineralFields Group of 860,000 flow-through units at $0.70 per unit for proceeds of $602,000 and 230,385 non flow-through units at $0.65 per unit for proceeds of $149,750. Each unit consists of one share and one half of a non flow-through share purchase warrant for a total of 545,192 warrants. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share until August 13, 2008. A finder's fee comprised of $30,070 cash, legal fees of $17,744, 43,615 common shares with a fair value of $22,680 and compensation options to purchase 87,230 compensation units with a fair value of $16,924 was paid. Each compensation unit is exercisable for a period of one year at a price of $0.65 per unit and consists of one share and one half of a one year compensation option warrant Each full compensation option warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 13, 2008.

e. The Company completed private placements in two tranches with the first tranche being completed by the MineralFields Group. This tranche consisted of 1,851,849 flow-through units priced at $0.27 per unit for proceeds of $500,000. Each unit consists of one flow-through common share and one-half of a one year, transferable share purchase warrant for a total of 925,925 warrants. Each full warrant entitles the holder to purchase one common share of the Company's capital stock at a price of $0.40 until December 19, 2008. MineralFields also purchased 1,190,476 non-flow-through units priced at $0.21 per unit for proceeds of $250,000. Each non-flow-through unit consists of one common share and one, two-year, transferable share purchase warrant for a total of 1,190,476 warrants. Each warrant entitles the holder to purchase one common share of the Company's capital stock at a price of $0.30 per share until December 19, 2008 and at a price of $0.40 per share from December 20, 2008 to December 19, 2009.

A finder's fee comprised of $30,000 cash, 121,693 common shares with a fair value of $26,772 and compensation options to purchase 243,386 compensation units with a fair value of $18,576 was paid. Each compensation option is exercisable for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each warrant is exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for total of 243,386 warrants.

The second tranche of the private placements consisted of 980,000 flow-through units priced at $0.27 per unit for proceeds of $264,600 and 737,500 non-flow-through units priced at $0.21 per unit for proceeds of $154,875 with the same terms as the first tranche except that the warrant expiry dates are December 18, 2008 instead of December 19, 2008. Finder's fees of $20,412 cash and 75,600 broker warrants with a fair value of $6,347 were paid on the second tranche of the flow-through financing with the warrants exercisable at a price of $0.27 until December 18, 2008 and finder's fees of $11,382 cash and 54,200 broker warrants with a fair value of $5,402 were paid on the second tranche of the non-flow-through financing with the warrants exercisable at a price of $0.21 until December 18, 2008.

f. The Company issued 55,000 shares at a price of $0.30 per share for the exercise of options for a total consideration of $16,500.

g. The Company issued 113,250 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $73,613.

10. **Share Capital** (continued)

During the Year Ended December 31, 2006:

a. The Company completed a private placement consisting of 1,600,000 units at a price of $0.55 per unit for a total consideration of $880,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.65 per share on or before February 6, 2008. All shares issued under this private placement were subject to a hold period and were restricted from trading until June 7, 2006.

b. The Company completed a private placement consisting of 500,000 units at a price of $0.70 per unit for a total consideration of $350,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share on or before May 23, 2007. All shares issued under this private placement were subject to a hold period and were restricted from trading until September 24, 2006.

c. The Company issued 275,500 shares for the exercise of stock options as follows: 95,500 shares at a price of $0.22 per share for a total consideration of $21,010; and 180,000 shares at a price of $0.27 per share for a total consideration of $48,600. In addition, an amount totaling $2,885 representing stock-based compensation recognized on vesting of the above 10,000 stock options has been allocated to share capital from contributed surplus.

d. The Company issued 116,750 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $75,888. In addition, an amount totaling $3,628 representing stock-based compensation recognized on vesting of the above 10,000 warrants has been allocated to share-capital from contributed surplus.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of five years.

The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of December 31, 2007 and 2006, and changes during the years then ended is as follows:

	2007		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Options outstanding, beginning of year	940,000	$ 0.70	3.59
Exercised	(55,000)	(0.30)	-
Granted	865,000	0.65	-
Forfeited/cancelled	(225,000)	(0.74)	-
Options outstanding, end of year	1,525,000	0.68	3.72

10. Share Capital (continued)

Stock Options (continued)

	2006		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Options outstanding, beginning of year	715,500	$ 0.46	2.50
Exercised	(275,500)	(0.25)	-
Granted	500,000	0.80	-
Forfeited/cancelled	-	-	-
Options outstanding, end of year	940,000	$ 0.70	3.59

At December 31, 2007, the Company had the following outstanding and exercisable stock options:

Options Outstanding	Options Exercisable	Price	Expiry Date
250,000	250,000	$ 0.65	November 26, 2009
110,000	110,000	$ 0.65	October 21, 2010
300,000	300,000	$ 0.80	April 18, 2011
100,000	100,000	$ 0.64	May 30, 2012
765,000	760,000	$ 0.65	June 11, 2012
1,525,000	1,520,000		

The fair values of options granted during the current and prior year were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 11, 2007	May 30, 2007	2006
Expected volatility	84.94%	89.32%	88.05%
Risk-free interest rate	4.69%	4.53%	4.23%
Expected life	5 years	5 years	5 years
Expected dividend yield	0%	0%	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.41 (2006 - $0.65), accordingly compensation expense of $456,988 (2006 - $258,116) was recorded in the statement of operations.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10. Share Capital (continued)

Warrants

At December 31, 2007, the Company had outstanding purchase warrants exercisable to acquire 5,913,200 shares as follows:

Number	Exercise Price	Expiry Date
800,000 [1]	$ 0.65	February 6, 2008
416,666 [1]	$ 0.75	March 8, 2008
412,641	$ 0.75	April 3, 2008
225,000	$ 0.80	July 20, 2008 *
40,000	$ 0.75	July 20, 2008 *
545,192	$ 0.80	August 13, 2008
54,200	$ 0.21	December 18, 2008
75,600	$ 0.27	December 18, 2008
490,000	$ 0.40	December 18, 2008
737,500	$0.30 or	December 19, 2008
	$0.40	December 18, 2009
925,925	$0.40	December 19, 2008
1,190,476	$0.30 or	December 19, 2008
	$0.40	December 19, 2009
5,913,200		

[1] subsequently expired unexercised.

* These warrants are subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

Compensation

Agent Compensation Options

At December 31, 2007, the Company had the following compensation options outstanding:

a. Compensation options to purchase 87,230 compensation units for a period of one year at a price of $0.65 per unit and consists of one share and one half of a one year warrant. Each full warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 13, 2008 for a total of 43,615 warrants.

b. Compensation options to purchase 243,386 compensation units for a period of 2 years at a price of $0.21 per unit and consists of one common share and one warrant. Each warrant is exercisable at a price of $0.30 per share until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for a total of 243,386 warrants.

Agent's Compensation Warrants

a. During the current year 40,000 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $6,972 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs.

10. Share Capital (continued)

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected volatility	65.65%
Risk-free interest rate	4.71%
Expected life	1 year
Expected dividend yield	0%

b. During the current year 87,230 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $16,924 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected volatility	95.78%
Risk-free interest rate	4.37%
Expected life	1 year
Expected dividend yield	0%

Contributed Surplus

	2007	2006
Balance, beginning of year	$ 467,842	$ 213,354
Stock-based compensation expense	456,988	258,116
Agent warrants issued	86,701	-
Contributed surplus allocated	-	(3,628)
Balance, end of year	$ 1,011,531	$ 467,842

Escrow Shares

There are 143,734 shares held in escrow. These shares are released from escrow based on performance.

11. Related Party Transactions

The Company had the following related party transactions:

a. Management fees totaling $32,300 (2006 - $24,000) have been incurred with a corporation related to the Company by the CEO of the Company.

b. Management fees totaling $23,250 (2006 - $Nil) have been incurred with a corporation related to the Company by the CFO of the Company.

c. Geological fees totaling $24,716 (2006 - $24,952) have been incurred with a Director of the Company.

d. Accounting fees totaling $6,606 (2006 - $3,756) and consulting fees totaling $14,569 (2006 - $12,863) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12. Income Taxes

There was no income tax expense or recovery for 2007 or 2006.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2007	2006
Net loss for the year	$ (1,138,449)	$ (554,769)
Statutory Canadian corporate tax rate	34.1%	34.1%
Anticipated tax recovery	(388,211)	(189,176)
Change in tax rates resulting from:		
Effect of tax rate change	(3,886)	79,140
Non-capital loss carry forwards expired	21,839	40,741
Non-deductible items for tax purposes	155,833	87,616
Tax benefits not realized (realized)	214,425	(18,321)
	$ -	$ -

The significant components of the Company's future tax asset are as follows:

	2007	2006
Exploration deductions	$ 275,055	$ 363,353
Automobile, equipment and furniture	14,112	13,973
Non-capital loss carry forwards	646,222	409,953
Share issue costs	73,564	4,536
	1,008,953	791,815
Valuation allowance	(1,008,953)	(791,815)
	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $2,228,351 expire as follows:

2008	$ 116,950
2009	160,799
2010	210,315
2014	217,462
2015	240,140
2026	312,716
2027	969,969
	$ 2,228,351

At December 31, 2007, the Company has unclaimed resource and other deductions in the amount of $6,374,023 (2006 - $5,425,558) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totalling $253,669 (2006 - $14,633) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

13. Segmented Information

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
December 31, 2007			
Automobile, equipment and furniture	$ 7,090	$ 1,288	$ 8,378
Mineral properties, including deferred costs	4,405,205	1,020,353	5,425,558
	$ 4,412,295	$ 1,021,641	$ 5,433,936

	Mali	Canada	Total
December 31, 2006			
Automobile, equipment and furniture	$ 10,128	$ 1,840	$ 11,968
Mineral properties, including deferred costs	3,535,590	1	3,535,591
	$ 3,545,718	$ 1,841	$ 3,547,559

Revenue and expenses by geographical segment are as follows:

	Mali	Canada	Total
For the year ended December 31, 2007			
Interest income	$ -	$ 15,783	$ 15,783
Expenses	(322,643)	(831,589)	(1,154,232)
	$ (322,643)	$ (815,806)	$ (1,138,449)

	Mali	Canada	Total
For the year ended December 31, 2006			
Interest and miscellaneous income	$ -	$ 7,223	$ 7,223
Expenses	(42,855)	(519,137)	(561,992)
	$ (42,855)	$ (511,914)	$ (554,769)

14. Supplemental Cash Flow Information

	2007	2006
Non-cash investing activities:		
Deferred exploration and development costs - amortization	$ (3,038)	$ (4,341)
	$ (3,038)	$ (4,341)

15. Subsequent Event

The Company acquired an 8 square kilometer Comifa gold concession in Mali, West Africa, which is north, west and adjacent to the Company's Kenieba gold concession. The Comifa concession is held by a Malian company. African Metals Corporation holds an option to acquire a 95% interest in the Comifa concession, subject to a 1% royalty on production. Under the terms of the agreement with African Metals, Great Quest is acquiring all of the rights and obligations under the option agreement between the Malian company and African Metals by issuing 100,000 shares of its capital stock to African Metals on approval by the TSX Venture Exchange. A further 50,000 shares will be issued in the event of the completion of a stand-alone, bankable feasibility study on mineral resources located solely on the concession. Finally, 50,000 shares will be issued at the start of any production from the concession. In addition, Great Quest will pay the remaining option payments as long as exploration on the concession continues to be favorable. Of the original commitment totaling $115,000, $34,000 has been paid. A total of $11,500 to be paid to the Malian company is required every six months.

16. Commitment

The Company entered into two flow-through share subscription agreements during the year ended December 31, 2007 totaling $1,703,500, whereby it is committed to incur on or before December 31, 2008, a remaining balance of $678,361 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. Commencing March 1, 2008, the Company is liable to pay a tax of approximately 7% per annum, calculated monthly on the unspent portion of the commitment.

GREAT QUEST
METALS LTD.

Corporate Information
(As at April 28, 2008)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Great Quest Metals Ltd.

George Butterworth:	604-689-2882
Toll Free:	877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

Berlin-Bremin Exchange
Trading Symbol "GQM"

Frankfurt Exchange
Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	27,139,914
Options:	2,225,000
Warrants:	4,283,893
Compensation Options:	330,616
Compensation Option Warrants:	287,001
Escrow:	143,734
Fully Diluted	34,266,424

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Great Quest Metals Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, June 5, 2008, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2007.
2. To fix the number of directors at five.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP the auditors for the ensuing year.
5. To approve and ratify the Company's Stock Option Plan.
6. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 25th day of April, 2008.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3
Telephone: 604-689-2882 *Facsimile:* 604-684-5854

INFORMATION CIRCULAR

(As at April 25, 2008 except as indicated)

GREAT QUEST METALS LTD. (the **"Company"**) is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Thursday, June 5, 2008 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3, Fax: 604-684-5854, not later than forty-eight (48) hours, excluding

Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 27,139,914 shares were issued and outstanding as at April 25, 2008. Persons who are registered shareholders at the close of business on April 25, 2008 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at five.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years*	*Previous Service as a Director*	*Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly* (2)
Scott B. Hean(1) Vancouver, British Columbia Canada Director	President of Atherton Enterprises Ltd, a wholly owned private company providing management services from 1998 to Present. Since April 2006, Chief Financial Officer of Quaterra Resources Inc., a publicly traded company on the Toronto Venture Exchange and the American Stock Exchange. Also since April 2006, Senior Vice President Finance and Administration Manex Resource Group, a private company providing management services to publicly traded junior mining exploration companies.	Since May 25, 2007	12,500
Victor J.E. Jones(1) Pender Island, British Columbia, Canada Chairman, CFO & Director	President of Ellesmere Enterprises Ltd. a wholly owned private company providing management services from 1989 to Present. President of CAST Ventures Corporation a wholly owned private company providing management services from 1997 to Present. Since 2007, Chairman, CFO and Director of Golden Arch Resources Ltd., a publicly traded company on the Toronto Venture Exchange	Since March 21, 1989	545,627(3)
Mahamadou Keita Mali, West Africa Vice President – Exploration and Director	Geologist and consultant to the Company.	Since May 21, 1998	224,500(4)

Name, Jurisdiction of Residence and Position	*Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years*	*Previous Service as a Director*	*Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly* (2)
Willis W. Osborne Vancouver, British Columbia Canada President, CEO and Director	President of the Company since April 28, 1998. President of Swiftcurrent Ventures Ltd. a wholly owned private company providing geological / administrative consulting services from 1981 to Present. President of WWO Ventures Ltd. a private company wholly owned by Swiftcurrent Ventures Ltd. from 1998 to Present.	Since March 21, 1989	2,355,297(5)
Robert Veitch(1) Edmonton, Alberta, Canada Director	President of L&N Investments Ltd., a consulting firm since 1989 providing consulting services to Ford Motor Company, Toyota Canada and Chrysler Canada	Since October 19, 2004	102,500(6)

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 25, 2008, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares, 472,702 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by Mr. Jones and 26,287 shares are held in escrow.
(4) Of these shares, 35,709 shares are held in escrow.
(5) Of these shares, 2,063,035 are held indirectly in the names of Swiftcurrent Ventures Ltd., a private company wholly owned by Mr. Osborne, and WWO Ventures Ltd., a private company wholly owned by Swiftcurrent Ventures Ltd., and 43,949 shares held in escrow.
(6) Of these shares, 92,500 are held indirectly in the name L&N Investments., a private company wholly owned by Mr. Veitch.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed Director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a Director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i) was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 (**"Statement of Executive Compensation"**) (**"Form 51-102F6"**)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the CEO and the CFO as at December 31, 2007 and the other three most highly compensated executive officers of the Company as at December 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compensation ($)*
Victor J.E. Jones CFO	2005	None	None	None	0/0	None	N/A	None
	2006	None	None	None	45,000/0	None	N/A	None
	2007	None	None	23,250 (1)	200,000/0	None	N/A	None
Willis W. Osborne CEO	2005	None	None	22,500 (2)	20,000/0	None	N/A	None
	2006	None	None	24,000 (2)	60,000/0	None	N/A	None
	2007	None	None	32,300 (2)	150,000/0	None	N/A	None

(1) Management fees were paid to Ellesmere Enterprises Ltd. undertaken on behalf of the Company. Ellesmere Enterprises Ltd. is a private company wholly owned by Mr. Jones. See "Management Contracts".

(2) Management fees were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Management Contracts".

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

NEO Name	Securities under Option/ SARs Granted(1)	% of Total Options/ SARs granted to Employees in the Financial Year	Exercise Base Price(2) ($/Security)	Market Value of Securities Underlying Options/ SARs on the date of the grant ($/Security)	Expiration Date
Victor J.E. Jones CFO	200,000	23%	$0.65	$0.60	June 11, 2012
Willis W. Osborne CEO	150,000	17%	$0.65	$0.60	June 11, 2012

(1) These options vest immediately upon granting.
(2) The exercise price is determined by the Board of Directors but was no less than the Discounted Market Price of the Company's shares at the time of granting the options.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End(1) ($) Exercisable/ Unexercisable
Victor J.E. Jones CFO	55,000	$19,800	265,000/0	$0
Willis W. Osborne CEO	Nil	$0	310,000/0	$0

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees, Directors and consultants. The Company granted 780,000 stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights* *(a)*	*Weighted-average exercise price of outstanding options, warrants and rights* *(b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))* *(c)*
Equity compensation plans approved by securityholders	1,525,000	$0.70	1,178,991
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	1,525,000	$0.70	1,178,991

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $32,300 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President, CEO and a Director of the Company and management fees in the amount of $23,250 by Ellesmere Enterprises Ltd., a private company wholly owned by Victor J.E. Jones, Chairman, CFO and a Director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of five Directors, three of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Scott B. Hean, Mahamadou Keita and Robert Veitch are independent. Willis W. Osborne is not independent as he is the CEO of the Company. Victor J.E. Jones is not independent as he is the CFO of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are however able to meet at any time without any members of management including the non-independent Directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent Directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table.

Name of Director	Names of Other Reporting Issuers the Director is a Director of
Willis W. Osborne	N/A
Victor J.E. Jones	Golden Arch Resources Ltd.
Mahamadou Keita	N/A
Robert Veitch	N/A
Scott Hean	Sabina Silver Corporation

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
2. access to management and technical experts and consultants; and
3. a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on its website and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent Directors are Scott B. Hean, Mahamadou Keita and Robert Veitch. These Directors have the responsibility for determining compensation for the Directors and senior management.

To determine compensation payable, the independent Directors review compensation paid for Directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent Directors annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the Directors are actively involved in the operations of the Company, the Board has determined that the standing committees at this stage of the Company's development shall be the Audit Committee and the Nominating and Corporate Governance Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual Directors and each of its committees. To assist in its review, the Board conducts informal surveys of its Directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Scott B. Hean	Independent	Financially literate
Victor J.E. Jones	Not Independent	Financially literate
Robert Veitch	Independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Member Education and Experience (Scott B. Hean)

Mr. Hean (BA, MBA, ICD.D) has held senior management and executive positions with J.P. Morgan of New York, primarily financing junior oil and gas companies and Bank of Montreal as Senior Vice President and Managing Director responsible for financing in the natural resources sectors in North America. Currently, he is the CFO of Quaterra Resources Inc. (traded on the TSX-V and AMEX) and is a Director and past Chair of the Audit Committee of Sabina Silver Corporation (SBB on TSX-V) and past Chair, Bill Reid Foundation Services Ltd. He has served on numerous not-for-profit Boards, including Outward Bound and B.C. Children's Hospital. Graduating from Simon Fraser University in 1973 and from the Ivey School of Business, London, Ontario, in 1975, Mr. Hean graduated in 2006 from the Institute of Corporate Directors, Directors Education Program.

Audit Committee Member Education and Experience (Victor J.E. Jones)

Mr. Jones (B.Sc. MBA) has served as senior executive and Board member of several publicly-traded mineral exploration companies trading on the Toronto Stock Exchange and Venture Exchange. He has served as a Board member of public companies since 1982, with experience on audit, governance and nominating committees. His background includes public financing and venture capital, providing him with experience in the preparation and review of financial statements, pro forma estimates and operating control systems, and the direction of accounting staff. His experience as senior executive of private and public companies, as well as a government funded agency, has provided a full appreciation of good business practices, accounting procedures and the increased focus on Board effectiveness and corporate governance.

Audit Committee Member Education and Experience (Robert Veitch)

Mr. Veitch has been actively involved with sales and marketing within the automotive industry for the last thirty years. As President of his own consulting company, he has had contracts with numerous manufacturers and their dealers. His major task is to assist the dealer network to become more profitable by not only revenue, but also by a cost control standpoint. His area of expertise is centered on companies with an excess of $40,000,000 in sales and a staff in excess of 100 employees. His experience fully qualifies him as a member of the audit committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110. The Company is relying upon the exemption in Section 6.1 of MI 52-110 (*Venture Issuers*).

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
December 31, 2007	$29,100	Nil	Nil	$400
December 31, 2006	$15,500	Nil	Nil	Nil

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Plan**") effective March 12, 2004, which was approved by the TSX Venture Exchange (the "**Exchange**") on March 31, 2004 and the shareholders of the Company on June 24, 2004.

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the Discounted Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock Option Plan pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 25th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne,
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GREAT QUEST METALS LTD. (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, B.C., ON THURSDAY, JUNE 5, 2008, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Victor J.E. Jones, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at five (5)		
		For	Withhold
2.	To elect as Director, WILLIS W. OSBORNE		
3.	To elect as Director, VICTOR J.E. JONES		
4.	To elect as Director, MAHAMADOU KEITA		
5.	To elect as Director, SCOTT B. HEAN		
6.	To elect as Director, ROBERT VEITCH		
7.	To appoint MacKay LLP as auditors of the Company.		
		For	Against
8.	To pass an ordinary resolution to approve and ratify the Company's stock option plan.		
9.	To transact such other business as may properly come before the Meeting		

Affix label here

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***the Company*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Great Quest Metals Ltd.
Suite 515, 475 Howe Street
Vancouver, BC V6C 2B3
Fax: (604) 684-5854

GREAT QUEST
METALS LTD.

Request for Financial Statements

In accordance with securities regulations, shareholders are given the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Great Quest Metals Ltd.
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am the **BENEFICIAL** owner of ______________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ______________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________ DATE: ______________

CUSIP: **390912103**

END